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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                WEDNESDAY, DECEMBER 6, 2000

                     CELESTICA ANNOUNCES STRATEGIC ALLIANCE
                                 WITH MOTOROLA

             INCLUDES MULTI-YEAR SUPPLY AGREEMENT WORTH US$1 BILLION
              AND ACQUISITION OF MOTOROLA MANUFACTURING ASSETS IN
                     DUBLIN, IRELAND AND MT. PLEASANT, IOWA.

TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), announced today that it has entered into agreements providing for a strategic EMS alliance with Motorola, Inc., of Schaumburg, Illinois. As part of this alliance, Celestica has entered into a supply agreement with Motorola that has a total estimated value of more than US$1billion over a three year period.

Under the terms of the agreements Celestica will provide electronics manufacturing services for a broad range of Motorola wireless telecommunications products, such as cellular phones, messaging devices, two-way radio products and related accessories.

Celestica will acquire Motorola's manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa at a price of approximately US$70 million subject to post-closing adjustments. In addition to the transfer of assets, it is expected that approximately 1,200 employees will join Celestica. Further details of the deal, which is expected to close in the first quarter of 2001, were not released.

The transaction aligns Celestica in a long term, strategic relationship with a market leader in integrated communications and embedded electronic solutions and diversifies Celestica's strong communications and internet infrastructure customer-base, which includes over 38 companies in the areas of optical, data networking, wireless and high-speed access.

"Celestica is very pleased to enter into this significant alliance relationship with Motorola, a strategic telecommunications customer," said Eugene Polistuk, president and CEO, Celestica. "This announcement further strengthens Celestica's position as a world leader in the EMS industry, specifically in the rapidly expanding wireless telecommunications sector."

"Motorola must remain nimble and stay ahead of the marketplace in order to retain and grow its position as a technology leader," said Christopher B. Galvin, Motorola's chairman and chief executive officer. "Leveraging the expertise of a strategic partner and leader in the electronics manufacturing services industry, like Celestica, enables Motorola to better anticipate its customers' evolving needs and helps speed the time-to-market of Motorola's products around the world."
                                                                        more....

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ABOUT MOTOROLA

Motorola, Inc. is a global leader in providing integrated communications and embedded electronic solutions. Sales in 1999 were $33.1 billion. For more information, please visit the Motorola website at HTTP://WWW.MOTOROLA.COM

ABOUT CELESTICA

With more than 25,000 employees worldwide, Celestica operates 33 manufacturing and design facilities in the United States, Canada, Mexico, the United Kingdom, Ireland, Italy, the Czech Republic, Thailand, Hong Kong, China, Malaysia and Brazil. Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service. Its customers include industry leading original equipment manufacturers (OEMs), primarily in the information technology and communications sectors.

For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at www.sedar.com.


STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THIS EVENT.


                                      -30-

For further information please contact:

Laurie Flanagan
Celestica
Corporate Communications
 (416) 448-2200
flanagan@celestica.com